Exhibit 99.1

SciSparc: Subsidiary NeuroThera Labs Achieves Significant Enrollment Momentum in SCI-210 Autism Clinical Trial

TEL AVIV, Israel, Aug. 31, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that NeuroThera Labs Inc. (TSXV: NTLX) ("NeuroThera"), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, continued advancement in participant enrollment for the clinical trial assessing NeuroThera’s innovative SCI-210 treatment for symptoms associated with autism spectrum disorder (“ASD”).

The clinical trial, conducted at Soroka Medical Center in Israel, is a double-blind, randomized, placebo-controlled study evaluating the safety and efficacy of SCI-210 in children diagnosed with ASD. To date, 26 children have been enrolled, marking strong progress toward the planned total of 60 children between the ages of five and 18, each of whom will receive treatment over a 20-week period.

SCI-210 is an innovative proprietary combination of cannabidiol (“CBD”) and CannAmide™, NeuroThera’s Palmitoylethanolamide-based proprietary formulation. The treatment is being assessed for its ability to alleviate symptoms associated with ASD and to determine whether the dual-compound approach offers advantages beyond CBD monotherapy.

The study is designed to evaluate the efficacy and safety of SCI-210 compared with CBD monotherapy. The trial’s primary efficacy endpoints include the Aberrant Behavior Checklist-Community (ABC-C) parent questionnaire, the Clinical Global Impressions-Improvement (CGI-I) assessment conducted by a clinician, and determination of the optimal therapeutic dose.

The ongoing clinical trial is a key element of NeuroThera’s program for SCI-210 and reflects NeuroThera’s broader commitment to advancing innovative treatments for neurological and neurodevelopmental conditions. The study was designed in collaboration with the National Autism Research Center, a leading authority on autism research in Israel.

Subject to the successful completion of the clinical development program and receipt of applicable regulatory approvals, NeuroThera intends to pursue the commercialization of SCI-210, initially in Israel and subsequently in additional markets.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer's disease and agitation; and SCI- 210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses t the continued progress and timing of participant enrollment in NeuroThera's clinical trial of SCI-210, including NeuroThera's ability to enroll the planned total of 60 children; the design, conduct, duration and completion of the clinical trial, including the 20-week treatment period; the potential of SCI-210 to alleviate symptoms associated with autism spectrum disorder; whether the combination of CBD and CannAmide™ offers advantages over CBD monotherapy; the ability of the trial to demonstrate the efficacy and safety of SCI-210, to meet its primary efficacy endpoints and to determine an optimal therapeutic dose; NeuroThera's broader development plans for SCI-210 and other treatments for neurological and neurodevelopmental conditions; and NeuroThera's intention to pursue regulatory approval and commercialization of SCI-210, initially in Israel and subsequently in additional markets.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, as amended on August 19, 2026, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055